Exhibit 99.304

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Kashif Malik , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) Kashif Malik		April 15, 2021
Name:	Kashif Malik	Date:
Title:	Chief Financial Officer

Reporting Issuer Name:	NexTech AR Solutions Corp.

End date of previous financial year:	December 31, 2020

Type of Reporting Issuer:	[X] Class 1 reporting	[ ] Class 3B reporting
	issuer	issuer

Highest Trading Marketplace:	CSE

Market value of listed or quoted equity securities:

Equity Symbol	NTAR

1st Specified Trading Period (dd/mm/yy)	January 1, 2020 to March 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 1.0700 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		62,903,858 (ii)

	(i) x (ii)	$ 67,307,128.06
Market value of class or series		(A)

2nd Specified Trading Period (dd/mm/yy)	April 1, 2020	to June 30, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 5.0300 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		69,058,424 (iv)

Market value of class or series	(iii) x (iv)	$ 347,363,872.72 (B)

3rd Specified Trading Period (dd/mm/yy)	July 1, 2020	to September 30, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 5.6900 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		74,314,893 (vi)

Market value of class or series	(v) x (vi)	$ 422,851,741.17 (C)

4th Specified Trading Period (dd/mm/yy)	October 1, 2020	to December 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 6.6700 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		77,111,864 (viii)

Market value of class or series	(vii) x (viii)	$ 514,336,132.88 (D)

5th Specified Trading Period (dd/mm/yy)		to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(x)

Market value of class or series	(ix) x (x)	$ (E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 337,964,718.71 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$ 0.0000
(2)

Capitalization for the previous financial year	(1) + (2)	$ 337,964,718.71

Participation Fee		$ 14,000.0000

Late Fee, if applicable		$ 0.0000

Total Fee Payable		$ 14,000.0000
(Participation Fee plus Late Fee)